FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2015
Commission File Number:  001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                 No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

SELUMETINIB GRANTED ORPHAN DRUG DESIGNATION BY US FDA FOR TREATMENT OF UVEAL MELANOMA

AstraZeneca today announced that the US Food and Drug Administration has granted Orphan Drug Designation for the MEK inhibitor selumetinib, for the treatment of uveal melanoma.

Uveal melanoma is a rare disease in which cancer cells form in the tissues of the eye. It is the most common primary intraocular malignancy in adults and comprises 5% of all melanomas1,2.

"Uveal melanoma is a rare and devastating disease for which there are currently no effective treatment options once it spreads beyond the tissues of the eye. Selumetinib could potentially become the first effective treatment for these patients. The Orphan Drug Designation is an important regulatory advancement as we further our development plans for selumetinib in uveal melanoma," said Antoine Yver, Head of Oncology, Global Medicines Development at AstraZeneca.

The Orphan Drug Designation programme provides orphan status to drugs and biologics, which are defined as those intended for the safe and effective treatment, diagnosis or prevention of rare diseases or disorders that affect fewer than 200,000 people in the US3.

Selumetinib, originally licensed from Array BioPharma Inc., inhibits the MEK pathway in cancer cells to prevent the tumour from growing. Data from a phase III study evaluating selumetinib in combination with chemotherapy in patients with first-line metastatic uveal melanoma is expected to be available later this year. In addition to uveal melanoma, selumetinib is being investigated in Phase III studies in KRAS mutation positive lung cancer and thyroid cancer and in Phase II in children with neurofibromatosis Type 1.

Initial data from a combination study of selumetinib with other AstraZeneca pipeline molecules including AZD9291 (T790M-directed EGFR inhibitor) and MEDI4736 (anti-PD-L1) in non-small cell lung cancer will be presented at the American Society of Clinical Oncology (ASCO) annual meeting 2015.

1Egan KM, et al. Surv Ophthalmol 1988; 32: 239-51

2.Ramaiya KJ, Harbour JW. Expert Rev Ophthalmol 2007; 2: 939-46

3US Food and Drug Administration. Developing Products for Rare Diseases & Conditions http://www.fda.gov/ForIndustry/DevelopingProductsforRareDiseasesConditions/default.htm Accessed on 31 March 2015

About AstraZeneca in Oncology
Oncology is a therapeutic area in which AstraZeneca has deep-rooted heritage. It will be potentially transformational for the company's future, becoming the sixth growth platform. Our vision is to help patients by redefining the cancer treatment paradigm and one-day eliminate cancer as cause of death. By 2020, we are aiming to bring six new cancer medicines to patients.

Our broad pipeline of next-generation medicines is focused on four main disease areas - ovarian, lung, breast, and haematological cancers. These are being targeted through four key platforms - immuno-oncology, the genetic drivers of cancer and resistance, DNA damage repair and antibody drug conjugates.

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of cardiovascular, metabolic, respiratory, inflammation, autoimmune, oncology, infection and neuroscience diseases. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information please visit: www.astrazeneca.com

CONTACTS

Media Enquiries
Esra Erkal-Paler                           +44 20 7604 8030 (UK/Global)
Vanessa Rhodes                         +44 20 7604 8037 (UK/Global)
Ayesha Bharmal                         +44 20 7604 8034 (UK/Global)
Jacob Lund                                  +46 8 553 260 20 (Sweden)
Michele Meixell                           + 1 302 885 6351 (US)

Investor Enquiries
Thomas Kudsk Larsen              +44 20 7604 8199     mob: +44 7818 524185
Karl Hård                                     +44 20 7604 8123  mob: +44 7789 654364
Eugenia Litz                                +44 20 7604 8233     mob: +44 7884 735627
Craig Marks                                +44 20 7 604 8591    mob: +44 7881 615764
Christer Gruvris                          +44 20 7604 8126     mob: +44 7827 836825

17 April 2015

-ENDS-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 17 April 2015	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary